

October 1, 2010

Peter Bojtos
Chief Executive Officer
Fischer-Watt Gold Company, Inc.
2582 Taft Court
Lakewood, Colorado 80215

> **Re:** **Fischer-Watt Gold Company, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2010**
> **Filed September 14, 2010**
> **File No. 000-17386**

Dear Mr. Bojtos:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2010

Business, page 5

1. We note you closed on a transaction to acquire Tournigan USA Inc. ("TUSA") on February 27, 2009 and that the "prime asset in TUSA is its portfolio of uranium–bearing mineral claims and leases on over 50,000 acres in Wyoming, South Dakota and Arizona." We further note you gave a $325,327 promissory note as consideration for this transaction and "agreed to secure the release of, or reimburse Tournigan Energy for, the existing reclamation bonds on the properties in the amount of $930,000 less any applicable reclamation costs." Based on your disclosure surrounding this transaction, it is not clear to us whether you have accounted for this transaction under the acquisition

method of accounting as contemplated by ASC Topic 805 (formerly FAS 141R). Please tell us how you have accounted for this transaction and provide the applicable journal entries you recorded.

2.   In addition, please expand your footnote disclosure to address the disclosure requirements of ASC Topic 805-10-50 (formerly paragraphs 67 through 73 of FAS 141R), or otherwise advise as to the applicability of these disclosures with regard to your acquisition of TUSA. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

3.   We note your disclosure on page six that you agreed to secure the release of the reclamation bonds totaling $930,000. We further note you have restricted deposits of $354,400 recorded on your balance sheet as of January 31, 2010. Please clarify for us how you were able to secure the release of the reclamation bonds and tell us who has the obligation to perform the reclamation of the related property. In addition, please tell us the nature of the restriction associated with your restricted deposits and specify whether such deposits are held in cash or are invested in a security, such as a US Treasury Bond, or otherwise advise.

Consolidated Balance Sheets, page 24

4.   We note the line item captioned 'Prepaid and other current assets' increased 44% during the fiscal year and represented 36% of total assets at January 31, 2010. Please add footnote and MD&A disclosures to explain the nature of the balance and the reason for the increase during the periods presented.

5.   We note the new line item captioned 'Asset retirement obligation.' Please add footnote disclosures to address the requirement of ASC Topic 410-20-50-1 (formerly FAS 143).

Consolidated Statements of Operations, page 25

6.   Please add footnote and MD&A disclosures to explain the facts and circumstances surrounding the caption 'Writedown of goodwill.'

Consolidated Statements of Cash Flow, page 26

7.   We note that within your cash flows from operations for the year ended January 31, 2010 you recorded $575,600 from restricted deposits as a source of cash. Please clarify why you have classified this source of cash as an operating activity as it appears that you are obligated to pay a like amount to Tournigan Energy Ltd. Refer to ASC 230-10-45-12 and ASC 230-10-45-14 (formerly FAS 95).

Form 10-Q for Quarterly Period Ended June 30, 2010

Note 7. Asset Retirement Obligations and Restricted Deposits, page 8

8.   We note from your disclosure that you have posted restricted reclamation deposits with US government agencies that are legally restricted for the purpose of settling these obligations. However, it appears that you liquidated certain of these reclamation deposits in prior periods. In this manner, we note that within your cash flows from operations for the year ended January 31, 2010 you recorded $575,600 from restricted deposits as a source of cash. Please clarify how you were able to remove the restriction and tell us when and how you spent the related proceeds.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer O'Brien at (202) 551-3721, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

                                            Sincerely,

                                            Mark C. Shannon
                                            Branch Chief